Press release

Skandia

From Skandia's Nominating Committee

March 18, 2002

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 25 00
Telefax +46-8-788 23 80
www.skandia.se

Office:
Sveavägen 44

Nominating Committee's recommendations to Skandia's Annual General Meeting

Skandia's Nominating Committee recommends that the Annual General Meeting on 17 April 2002 elect *Melker Schörling* as a new member of Skandia's board and that *Lars Ramqvist*, *Eero Heliövaara* and *Willem Mesdag* be re-elected as directors for a two-year period.

Melker Schörling is already a member of Skandia's board, but has served to date as a policyholders' director appointed by the Stockholm Chamber of Commerce and not as a director elected by the Annual General Meeting. The Stockholm Chamber of Commerce has named *Maria Lilja* as a new policyholders' representative.

If the Annual General Meeting votes in favour of the Nominating Committee's recommendations, the number of directors elected by the Annual General Meeting will increase by one to eight, and Skandia's board will have the following composition: *Lars Ramqvist*, *Boel Flodgren* (policyholders' representative), *Eero Heliövaara*, *Oonagh McDonald*, *Maria Lilja* (policyholders' representative), *Willem Mesdag*, *Lars-Eric Petersson*, *Clas Reuterskiöld*, *Günter Rexrodt* and *Melker Schörling*. In addition, the Board includes three employee representatives.

The Nominating Committee's members represent shareholders holding approximately 20% of the shares in Skandia.

Contact person:
Jan-Mikael Bexhed, General Counsel and secretary of the Nominating Committee

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Press release

Skandia

March 18, 2002

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 25 00
Telefax +46-8-788 23 80
www.skandia.se

Office:
Sveavägen 44

Skandia's board of directors proposes stock option programme for the Skandia group for the years 2003-2005

Skandia's board of directors proposed that the Annual General Meeting on 17 April 2002 decide on a stock option programme for the Skandia Group for the years 2003-2005, and as part of this programme, on a directed issue of a promissory note with detachable warrants for new shares, according to the following in all essential respects:

Proposal for stock option programme for the Skandia group, 2003–2005

The proposed stock option programme is in line with the programme that applies for the years 2000–2002. Continuity between the two programmes will thus be maintained. However, the volume of the programme now being proposed is lesser than for the 2000–2002 programme. Furthermore, the exercise price has been set at a higher figure. Like the current programme, the proposed programme is targeted at essentially all employees (programme A) and key employees mainly in the USA and the UK (programme B).

Stock options will be granted, without charge and on three occasions: in February 2003, February 2004 and February 2005. The price per share upon exercise of the stock options – the exercise price – will correspond to the market value of Skandia shares at the respective granting dates, plus 10 per cent. For programme A, which in principle will include all full-time employees with at least one year of service with the Skandia group, a total of not more than 6,000,000 stock options will be granted for all three years (including a reserve for social security costs). The grants will be equal for all employees – 300 stock options per year – without any special categorical breakdown. The term of the stock options in programme A will be a maximum of three years and three months. For programme B, which is directed at key employees in the Skandia group, mainly in the US and UK operations, a total of not more than 34,000,000 stock options will be granted for all three years (including a reserve for social security costs). Grants will be made annually on an individual basis by the Board's Compensation Committee. The maximum term of the stock options will be seven years for programme B. No general categorical breakdown will be made. Assuming that all the total number of stock options proposed are exercised, the total value transfer for each year's allocation will

Skandia

amount to approximately 0.5 per cent if Skandia's stock price rises by 10.0 per cent per annum during the seven-year period. If Skandia's stock rises by 20.0 per cent per annum during the seven-year period, the value transfer for each year's allocation will be approximately 0.8 per cent.

Proposal for directed issue of promissory note with detachable warrants to subscribe for new shares in Skandia Insurance Company Ltd.

As part of the stock option programme, it is proposed that the company raise a loan with a nominal value of SEK 10,000,000 through the issuance of a promissory note with 40,000,000 detachable warrants for the subscription of new shares, whereby each warrant shall carry entitlement to subscribe for one new share, with a par value of SEK 1. The warrants shall have terms running through the end of 2012. As a result of this, the Company's share capital can increase by a maximum of SEK 40,000,000. The right to subscribe for the promissory note with detachable warrants to subscribe for new shares ("the Promissory Note"), with deviation from the shareholders' pre-emption rights, shall only be given to Skandia Umbrella Trust 2000. The Promissory Note shall be subscribed for in its nominal amount. The price for which new shares may be subscribed for shall correspond to the lowest available average price paid for Skandia shares on the Stockholm Stock Exchange during the five days of trading immediately following the release of Skandia's year-end report for 2002, 2003 and 2004, plus 10 per cent. The reason for the deviation from the shareholders' pre-emption rights is as follows: The issuance is being carried out on account of the proposed stock option programme. The issued warrants may not be used for any other purpose than to meet the commitments arising from issued stock options. It is important for the Company and its shareholders that part of the employees' compensation is related to the price development of Skandia's shares.

The Board proposes that a decision by the Annual General Meeting on the above matters shall require a qualified majority pursuant to 3 § of the Act (1987:464) on Certain Directed Issues in Stock Market Companies, etc.

More detailed information on the proposed stock option programme will be distributed to all directly registered shareholders.

For further information, please contact:
Carl-Henrik Knutsson, head of Communication
Tel. +46-8-788 42 47
Jan-Mikael Bexhed, General Counsel and Company Secretary,
Tel. +46-8-788 37 22

Press release

Skandia

15 March 2002

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

February sales SEK 9.7 billion[1]

Sales in February

Sales amounted to SEK 9.7 billion (11.7). Sales in January 2002 totalled SEK 10.6 billion.

Sales through February

Sales amounted to SEK 20.3 billion (24.3). Sales are reported exclusive of paid-in premiums to Skandia Liv totalling SEK 2.5 billion (2.9). Of total sales, SEK 14.4 billion (16.4) pertains to unit linked assurance, SEK 4.6 billion (7.3) to mutual fund savings products, and SEK 1.0 billion (0.4) to direct sales of funds.

In the USA, sales of variable annuities in February amounted to SEK 5.6 billion (7.2), and sales of mutual funds totalled SEK 2.3 billion (5.0). During the fourth quarter of 2001, Skandia strengthened its number one position in the variable annuity market for sales through the independent broker distribution channel. Skandia's market share in this segment increased during the fourth quarter compared with the third quarter of 2001. Skandia also grew its market share in the National and Regional Wirehouses segment. According to our preliminary estimates, the total market position in variable annuities improved in January. The focus of the operations is now on the core products within variable annuities and mutual funds in the aim of further strengthening Skandia's market position in these areas.

Sales in the UK totalled SEK 6.4 billion (7.2). In Sweden, SkandiaLink's sales amounted to SEK 1.9 billion (1.7). Sales in markets outside the USA, the UK and Sweden amounted to SEK 3.0 billion (2.6).

New sales of unit linked assurance

New sales of unit linked assurance decreased by 17% through February compared with the same period in 2001.

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[1] All comparison figures pertain to the corresponding period a year earlier, unless otherwise indicated.

Compared with the average exchange rates that applied for the full-year 2001, the positive effect of currency movements on sales through February 2002 was less than 1%.

Sales figures for the month of March will be released on 17 April 2002.

For further information, please contact:
Harry Vos, Head of Investor Relations, tel +46-8-788 3643

Definitions of sales

Sales
Sales pertain to paid-in premiums and deposits in funds from Skandia's customers.

New sales
New sales pertain to single and regular premiums from unit linked contracts entered into in 2001, recalculated to full-year figures. According to industry practice, new sales are defined as regular premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

Exchange rates		2002 28 Feb.	2002 31 Jan.	2001 31 Dec.	2001 28 Feb.	2001 31 Jan.
SEK						
EUR	Closing rate	9.05	9.16	9.33	9.07	8.85
EUR	Average rate	9.18	9.24	9.29	8.93	8.90
GBP	Closing rate	14.80	15.04	15.32	14.22	13.89
GBP	Average rate	15.05	15.18	15.01	14.08	14.01
USD	Closing rate	10.46	10.64	10.58	9.84	9.50
USD	Average rate	10.56	10.61	10.43	9.59	9.47
JPY	Closing rate	0.078	0.080	0.081	0.085	0.082
JPY	Average rate	0.079	0.080	0.086	0.082	0.081

Sales figures have been affected by the sale of parts of the fund business conducted by Skandia Asset Management to Den norske Bank. Monthly sales of SEK 9.7 billion and SEK 10.6 billion for February and January 2002, respectively, are reported after deducting SEK 0.2 billion and SEK 0.3 billion, respectively. The comparison figures for 2001 have also been recalculated. Direct sales of mutual funds pertaining to January, February and December 2001 have thereby decreased by SEK 0.4 billion, SEK 0.3 billion and SEK 0.2 billion, respectively.